VIA EDGAR

November 22, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C., 20549

Attn: Alex King

Re:	Fenbo Holdings Limited Registration
Statement on Form F-1, as amended
File No. 333-274448

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), EF Hutton, division of Benchmark Investments, LLC, as the representative of the underwriters (the “Representative”), hereby join in the request of Fenbo Holdings Limited (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form F-1 (File No. 333-274448) (as amended, the “Registration Statement”), so that the Registration Statement may be declared effective at 5:00 p.m., Eastern Time, on November 27, 2023, or as soon thereafter as practicable. The undersigned, as the Representative, confirms that it is aware of its obligations under the Securities Act.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

EF Hutton, division of Benchmark Investments, LLC

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal